EXHIBIT 13

                                   TELMARK LLC




                               2000 Annual Report
                                  To Investors

     This Annual Report To Investors contains forward-looking statements that involve certain risks and uncertainties. Actual results could differ materially from those statements. Certain factors that could cause actual results to differ materially from those projected include, but are not limited to, uncertainties of economic, competitive and market decisions and future business decisions, as well as those factors discussed in Telmark's annual report on Form 10-K for the year ended June 30, 2000.


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


Telmark Investors:

In fiscal year 2000, Telmark achieved outstanding financial results. The portfolio net investment grew 13 percent to $659 million with key financial ratios improving over the prior year.

Pre-tax income was $20.1 million, a $1.9 million increase over the prior year. Portfolio quality was again strong with our fifth straight year of currency over 97%. A $5 million dividend was paid to our owner reflecting Telmark's strong financial condition.

Our results are the product of good old-fashioned sales and credit discipline. Telmark's sales philosophy of "people buy from people" may seem antiquated in an e-commerce world, but nothing replaces the insights and knowledge that come from our employees. Continual focus on servicing customers is our time-tested blueprint for success.

After 36 years, Telmark is now a nation-wide finance company: we have the capacity to finance assets anywhere in the continental United States. The platform that we have built going into the 21st century is characterized by what we believe to be the most talented agricultural sales force in the nation coupled with a lean corporate staff and a de-layered company structure.

On behalf of all Telmark employees, thanks for the confidence you have placed in us.






Daniel J. Edinger
President
Telmark LLC


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                               BUSINESS OF TELMARK


Telmark LLC ("Telmark," "we," "our," "us" or "Company") was organized in 1964 as Telmark Inc. under the Business Corporation Law of the State of New York. Effective July 1, 1998, Telmark Inc. was merged into Telmark LLC, a Delaware limited liability company which was formed to carry on the business of Telmark in limited liability company, rather than corporate, form. We are owned and controlled by Agway Inc. ("Agway"), one of the largest agricultural supply and services cooperatives in the United States, in terms of revenues, based on a 1999 Co-op 100 Index produced by the National Cooperative Bank. We are a direct wholly-owned subsidiary of Agway Holdings, Inc., an indirect subsidiary of Agway. Telmark currently employs 234 persons.

Our operations are comprised almost exclusively of direct finance leasing of agricultural related equipment, vehicles and buildings to farmers or other rural businesses that serve the agricultural marketplace. Our leases offer customers an alternative to directly purchasing or borrowing to purchase as a means of acquiring the use of equipment, vehicles or buildings.

        o We brand our leasing service as Agrilease(R) and Telease Financial Services(R).
        o We highlight our service-oriented approach in advertisements and product brochures.

We offer a variety of lease financing packages, with varying payment schedules on a monthly, quarterly, semiannual or annual basis, depending on the expected timing of customer cash flows, customer credit quality, and the customer's individual preferences.

With a direct finance lease the customers have use of the leased property over a specified term for a periodic rental charge: the lease payment. Customers make lease payments in advance. In most cases, at least two months of the lease payments are collected in advance before the lease starts. We offer most direct finance leases for a period which does not exceed our estimate of the useful life (based on our estimate of customers use) of the equipment or the building leased. We offer equipment and vehicle leases typically for a period of 3 to 6 years, and generally do not exceed eight years. We offer building leases typically for longer terms (e.g., 5 to 10 years), up to maximum terms of 15 years. As of June 30, 2000, our outstanding leases had an average original term of approximately 5.9 years and average remaining term of approximately 4.6 years.

Generally, the customer selects the supplier of the equipment or other property to be leased and we are not responsible for its suitability, performance, life, or any other characteristics. In some cases, the financing is offered to the ultimate customer through a dealer of a selected manufacturer. Our primary responsibility is to buy the property from the supplier, lease it to the customer, and collect the lease payments. For certain lease contracts we have agreed to indemnify customers if certain adverse tax consequences arise in connection with a lease. We cannot predict our liability under these indemnification provisions, but we believe that our liability is remote and the net effect of any liability is not material. The customers assume all obligations of insurance, repairs, maintenance, service, and property taxes. Historically, in most of our lease transactions, the lessee has purchased the leased property or equipment upon termination of the lease. However, at the expiration of the direct finance lease term, the customers have an option to:

        o        purchase the leased property,
        o        renew the lease, or
        o        return the leased property to us.

We realize net earnings, if revenues from our leases, exceed our operating expenses and income taxes. Our "revenue" from a lease is the sum of all payments due under the lease plus the residual value of the leased property, less the cost of purchasing the leased property.

        o "Operating expenses" include interest expense, provision for credit losses (the dollar amount we set aside to cover its estimated losses should a lessee fail to make required payments under a lease), and selling and general and administrative expenses including our payroll costs, rent, advertising costs and fees paid for credit checking and legal and accounting services.
                                        5

        o "Interest expense" is the single largest operating cost of Telmark and is primarily the interest we must pay on the amounts borrowed from banks and other investors to finance our leases.

An example of how a direct finance lease transaction generates profits for us is set forth below:

        o A potential customer determines that he needs to acquire a machine to harvest his corn. He selects a harvester and enters into a lease with us for that particular machine.
        o We purchase the harvester using funds we borrow or with available cash on hand. Under terms of the lease, the customer agrees to make lease payments to us.
        o At the end of the lease term, the customer may (1) purchase the harvester from us for its fair market value, (2) extend the lease on terms agreed to by us, or (3) return the harvester to us. We make a profit on the lease to the extent that the sum of the lease payments collected during the lease term plus the proceeds from the sale or re-lease of the equipment after the initial lease term exceeds the cost of the equipment and other operating expenses.

PORTFOLIO MIX
We finance agricultural and related equipment, vehicles and buildings of both a general and specialized nature. As exemplified by the following four schedules. We have a portfolio of leases which are diverse with respect to the type of equipment to which they relate, their dollar amount, the industry involved and their geographic origination. Such diversification helps mitigate adverse circumstances affecting particular industry, geographic and other segments of our business, to the extent that such circumstances do not adversely affect our entire business.

"Leases" in our portfolio are defined by us for the following statistical purposes as amounts due to it by lessees under all of our outstanding leases (known as "gross lease receivables") and excludes imputed unearned interest and finance charges.


As of June 30, 2000, we had approximately $659 million of leases and notes outstanding. We lease equipment which includes milking machines, tractors, combines, feed processing equipment and forestry equipment (e.g., log skidders and log harvesting equipment); vehicles leased include trucks, trailers and fork lifts; and buildings leased include barn structures, silos and greenhouses. Approximately 10% of the equipment leases are for used equipment. The percentage of leases by equipment type has generally remained constant and we do not anticipate significant changes in the types of equipment to be leased. Given the nature of the equipment leased and the generally short-term duration of our leases, we have not been adversely affected by, and do not anticipate being adversely affected by significant technological developments that may affect the value of the equipment leased to customers. The breakdown of leases by equipment type is as follows:

                               SCHEDULE OF LEASES
                                BY EQUIPMENT TYPE
--------------------------------------------------------------------------------
                                  JUNE 30, 2000
--------------------------------------------------------------------------------
        (PERCENTAGES ARE OF DOLLAR AMOUNTS DUE UNDER OUTSTANDING LEASES)
--------------------------------------------------------------------------------
Equipment Type
--------------
                                                                               %
                                                                             ---
Farm equipment, machinery and tractors...................................... 33%
Highway vehicles............................................................ 17%
Buildings................................................................... 33%
Forestry related equipment..................................................  7%
Construction................................................................  6%
Other 5% or less of total...................................................  4%
      Total.................................................................100%



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                         BUSINESS OF TELMARK (Continued)

We maintain a large customer base which includes over 17,000 customers. The minimum purchase price of equipment which we finance is $1,500. Approximately 30% of our customers hold more than one lease with us. In order to limit its credit exposure to particular customers, our Board of Directors maintains a policy which precludes any one customer from accounting for more than 2.5% of the dollar amount of our outstanding Leases. Currently, no customer accounts for more than 1.0% of the dollar amount of our outstanding Leases. Our average lease size at origination is approximately $30,000. The breakdown of leases by size is as follows:


                           SCHEDULE OF LEASES BY SIZE
--------------------------------------------------------------------------------
 Dollar Amounts and Corresponding Percentages are of Leases Entered into During
                            Year Ended June 30, 2000
--------------------------------------------------------------------------------
                                  Dollars
Original Size Transaction      (In Millions)            %
-------------------------     ----------------     -------------
Under $7,500                     $   7.7               3%
$ 7,500 - $24,999                   63.6              23%
$25,000 - $49,999                   57.0              20%
$50,000 - $99,999                   56.0              20%
$100,000 - $249,999                 51.9              18%
$250,000 & Over                     45.9              16%
-------------------------     ----------------     -------------
     Total                       $ 282.1             100%
                              ================     =============


The largest industry concentrations are in dairy, crops, forestry, livestock, and transportation. These industries may be impacted differently by various factors including changing economic conditions, technological advances in the equipment and agricultural sector, government regulation and subsidies, and domestic and international consumer demand, among others. Generally, we serve diverse enterprises which helps us keep any single adverse trend from having an adverse effect on the ability of all customers to meet their lease obligations. For example, a long period of low grain prices could reduce the ability of grain farmers to meet their obligations, but the low grain prices would reduce the feed costs paid by dairy farmers, thereby making it easier to meet their lease obligations. The breakdown of leases by industry is as follows:


                               SCHEDULE OF LEASES
                                   BY INDUSTRY
--------------------------------------------------------------------------------
                                  June 30, 2000
--------------------------------------------------------------------------------
        (Percentages are of dollar amounts due under outstanding leases)
--------------------------------------------------------------------------------
Industry                                                                      %
                                                                             ---
Crops....................................................................... 18%
Dairy....................................................................... 17%
Livestock................................................................... 16%
Forestry.................................................................... 11%
Transportation.............................................................. 10%
Construction................................................................  7%
Ag Services.................................................................  5%
Other less than 5% of total................................................. 16%
      Total.................................................................100%


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                         BUSINESS OF TELMARK (CONTINUED)

PORTFOLIO MIX (CONTINUED)
The aforementioned industries are defined as follows: Dairy is the production of milk; it is sold in the raw state to a processor. Forestry is the harvesting and initial processing of forest products. The wood is sold in the form of logs or rough cut lumber. Crops is the production of grain or hay; it is sold in bulk. Livestock is the production of animals. The animals are generally sold live to a processor. Transportation is the movement of products by truck. Products being moved are generally farm input (e.g., fertilizer, feed) items being transported to farms or farm products going to market. Other is the aggregate of all other types of accounts.


At June 30, 2000, leases originated in the states of Michigan, New York, Ohio and Pennsylvania accounted for approximately 44% of the total lease portfolio. Pennsylvania and New York have historically been the most significant in terms of lease activity due to the large number of dairy farms located there. However, our business continues to expand geographically and its concentration of leases in Pennsylvania and New York has been reduced from approximately 68% in 1984 to 25% in 2000. Our continued expansion into new geographic markets mitigates the potential adverse effect on circumstances which may impact these markets such as state and local regulations, local economic conditions, and weather conditions (i.e., floods, drought). For example, if poor growing conditions such as early or late frost, hail, or lack of rain reduce the apple crop in western New York, the orchard enterprises located there could lose part of their normal crop; however, the Michigan orchard enterprises might enjoy higher prices and income because of higher demand for their apples. The geographic distribution of leases is as follows:

                               SCHEDULE OF LEASES
                           BY GEOGRAPHIC DISTRIBUTION
--------------------------------------------------------------------------------
                                  June 30, 2000
--------------------------------------------------------------------------------
        (Percentages are of dollar amounts due under outstanding Leases)
--------------------------------------------------------------------------------
State                                                                         %
                                                                             ---
New York.................................................................... 14%
Pennsylvania................................................................ 11%
Michigan.................................................................... 10%
Ohio........................................................................  9%
Illinois....................................................................  6%
Virginia....................................................................  6%
Wisconsin...................................................................  6%
Indiana.....................................................................  4%
Maryland....................................................................  4%
Delaware....................................................................  4%
West Virginia...............................................................  3%
All Others less than 3%..................................................... 23%
      Total.................................................................100%


CREDIT POLICIES
Potential lessees undergo a thorough credit approval process after our field representative completes a financial application. Our representative is responsible for obtaining the most accurate information possible for a proper application review. Personal observation and meetings with the customer assist the our representative in providing a comprehensive evaluation of the lease application.

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
                        BUSINESS OF TELMARK (Continued)

CREDIT POLICIES (CONTINUED)

The credit search usually begins with electronic credit bureau systems such as TRW, Inc. and local or regional creditors such as banks. For Agway cooperative members, the Agway credit system provides additional information. For contemplated transactions of over $100,000, a county court house search provides records of any existing liens against the lessee. We retain title to the equipment or building leased. In addition, we often obtain a lien on the real estate owned by the farmer or lessee as collateral for payments under a building lease. If a customer defaults on a lease, the real estate lien entitles us to foreclose on the real estate property and take title subject to any and all prior liens on the property. Upon foreclosure, if this collateral is insufficient to cover all existing liens, prior lienholders may receive more than us. Thus, we look first to the lessee's historical and future ability to service its debt and lease payments, and then to the mortgage position of a lease collateralized by real estate.

Credit approvals are made based on the total amount outstanding to the customer. Lending authority is assigned to members of management depending on position, training, and experience. The Board of Directors must approve all applications over $1,000,000.


We maintain monthly delinquency reports which monitor leases that have been delinquent (i.e., payment due has not been made) for over 30 days, and non-earning leases. Generally, accounts past due at least 120 days, as well as accounts in foreclosure or bankruptcy, are transferred to non-earning status. Non-earning accounts cannot become current unless all past due lease payments are paid or the lease is amended. As of June 30, 2000, non-earning leases were 0.9% of our net investment in leases before allowances for credit losses. The potential losses from non-earning leases are mitigated by our ability to repossess leased property and to foreclose on other property in which we are granted a security interest. See "Business of Telmark - Portfolio Mix." Leases may be amended by us and a lessee to change the terms, remaining amount, and payment schedule for the remaining lease balance. There is generally a fee collected for the amendment. All lease amendments are supported by legal documentation and, as management deems appropriate, a new credit evaluation.


We maintain financial reserves (provision for credit losses) to cover losses in our existing lease portfolio from default or nonpayment. Our allowance for credit losses is based on a periodic review of the collection history of past lessees, current credit practices, an analysis of delinquent accounts and current economic conditions. The provision reflects management's estimates of the inherent credit risk within the portfolio.

RESIDUAL VALUE
We generally estimate the residual value at the end of a lease to be 10% of the purchase price on a piece of new equipment and 15% of the market value at inception for a building. It is not possible to forecast with certainty the value of any equipment upon termination of the lease. The market value of used equipment depends upon, among other things, its physical condition, the supply and demand for equipment of its type and its remaining useful life in relation to the cost of new equipment at the time the lease terminates. We have generally not experienced any losses as a result of the failure to realize estimated residual values on equipment and property lease expirations.

During the past ten years, we have collected slightly over 100% of the net lease receivable for all leases which terminated. The net lease receivable with respect to a lease equals the sum of payments due to us under the lease, the estimated residual value of the leased property at the end of the lease and the net costs incurred by us in entering into the lease, less imputed unearned interest and finance charges with respect to the lease. This residual performance can be attributed to our ability to sell the equipment, vehicle or building to the original lessee at the end of the lease in most transactions. Management believes that obsolescence factors, such as technological sophistication and computerization have only a moderate effect on the farming equipment sector and that agricultural equipment will continue to show strong residual values.

INSURANCE COVERAGE

Under a Telmark lease, the customer assumes the obligation to insure the leased property against claims arising from the customer's use of the leased property. We may be exposed to liability from claims by lessees and third parties including claims due to the customers' use of the property or defects in the property. However, in general direct finance lessors such as us have not been held liable for such claims. In addition, the leases provide us protection against such liability claims. Under the terms of each lease, we disclaim such liability and the customer agrees to indemnify us for any claim or action arising in connection with the manufacture, selection, purchase, delivery, possession, use, operation, maintenance, leasing, and return of the equipment leased. We require the customer to provide insurance coverage naming us as an additional insured in certain circumstances and we have insurance coverage for most liability claims against us through insurance policies purchased by Agway.

AGRICULTURAL ECONOMY
We are indirectly affected by factors that affect the agricultural economy in which our customers operate. These factors include

        o        governmental agricultural programs,
        o        weather conditions, and
        o supply and demand conditions with respect to agricultural commodities.

These factors may affect the economic vitality of our customers and consequently their decisions to lease equipment or property for their businesses as well as the ability of these customers to make the required payments on their leases.


Government Subsidies. Certain policies may be implemented from time to time by the United States Department of Agriculture, the Department of Energy or other governmental agencies which may impact the demands for products produced by our farmer customers. Those policies may have a significant impact on their income and ability to meet their obligations to us.

The Federal Agriculture Improvement and Reform Act ("FAIR") represents the most significant change in government farm programs in more than 60 years. Under FAIR, the former system of variable price-linked deficiency payments to farmers has been replaced by a program of fixed payments which decline over a seven-year period from 1996 to 2002. To compensate for adverse market and weather conditions, additional transfer payments were made by the Federal government during 1998 and 1999. FAIR eliminates federal planting restrictions and acreage controls. We believe that FAIR was intended to accelerate the trend toward greater market orientation and reduced Government influence on the agricultural sector. As a result, we expect the number of acres under cultivation to increase over a long period of time. This increase may favorably impact demand for our financing services. Whether demand for our services is favorably impacted depends in a large part on whether U.S. agriculture becomes more competitive in world markets as this industry moves toward greater market orientation, the extent which governmental actions expand international trade agreements and whether market access opportunities for U.S agriculture is increased.

The U.S Congress has in the past considered, and may in the future consider, trade measures which, if passed, could enhance agricultural export potential. Absent such legislation, our customers access to international markets may be adversely impacted.

We are not aware of any newly implemented or pending government policies, other than as discussed above, having a significant impact or which may have a significant impact on our operations.

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                         BUSINESS OF TELMARK (CONTINUED)

COMMODITIES DEMAND (CONTINUED)

Weather. Adverse weather conditions can have varying effect on our customers depending on the region experiencing such conditions. When adverse conditions occur in the region served by us, the effect can be negative as was the case in 1992 when many parts of the Northeast, our primary territory, experienced a relatively cold summer and a wet fall. This adversely impacted grape farmers (whose crops never matured and had poorer sugar content), as well as potato, vegetable and grain farmers. However, adverse weather conditions occurring in other regions may be advantageous to our customers. For example, the floods occurring in parts of the Midwest and the droughts which occurred in parts of the West and Southwest in 1993 reduced output in those areas which increased the demand for crops grown by our customers in other parts of the country. Inclement weather can also benefit our food processor customers to the extent that it increases demand for frozen or canned products as opposed to fresh products.

Commodities Demand. Supply and demand conditions with respect to agricultural commodities produced by our customers can be affected by a number of factors. These factors include both national and international economic conditions, local, national and international weather conditions (e.g., the floods in the Midwest discussed above), government policy, and technology changes. The income of our customers is in part determined by the demand for the commodities and the amount of such commodities they produce. Generally, any of the above factors which increase demand may increase the income of our customers to the benefit of us. Conversely, any of the above factors which decrease demand may decrease such income to our detriment.

Historically, our customers have produced products which are marketed within the United States. Domestic demand for these products, in addition to being affected by the availability and demand for competing products, may be affected by the state of the United States economy. However, the economic condition of foreign countries and their demand for the type of products produced by our customers may also influence the demand for products of our customers.

Our customers may also be affected by agreements between the United States and foreign governments, such as the North American Free Trade Agreement and the General Agreement on Tariffs and Trade which may impact indirectly demand for our customers' products. The impact of these agreements on us and our customers is unclear.


MARKETING AND SALES
We use both direct mail and advertising campaigns routed through our parent's publications and other agricultural publications as a means of promoting our leasing products to farmers and other rural businesses that serve the agricultural marketplace. In addition, leasing product brochures are available at many equipment dealer franchises. Advertising and communication efforts for non-Agway businesses are typically targeted towards special market segments such as forestry and trucking via magazines and trade shows.


Much of our business comes from referrals to us by equipment retailers and building contractors of customers wishing to purchase equipment, vehicles or buildings. The retailer or contractor refers the customer to Telmark, where a field representative will complete a credit application and seek credit approval in a day. Upon approval, the retailer or contractor is paid by us for the equipment, vehicles or buildings which are then leased from us by the customer. Using the identification TFS(R), we provide financing through the dealers of selected manufacturers of equipment. In the cases where financing is through manufacturer sponsored financing programs, the dealer rather than our field representative completes the credit application.

FACILITIES
We lease all of the office space we use from Agway. We do not own any of the real property we use for office facilities.


COMPETITION
Our main competitors are agricultural financial institutions and other leasing companies. Many of these organizations have greater financial and other resources than us and as a consequence are able to obtain funds on terms more favorable than those available to us. Our strongest competitors are agricultural financial institutions such as the Banks of the Farm Credit System and their affiliates, federal government sponsored enterprises ("GSEs") which are among the largest agricultural lenders in the nation, and local and regional banks servicing the agricultural sector. These competitors may enjoy a relative advantage in financing their leasing business. Banks of the Farm Credit System as GSEs may be able to raise funds in the public debt market at a lower interest rate than we can. Similarly, commercial banks may be able to raise funds more cheaply than us through their offering of Federal Deposit Insurance Corporation insured deposit accounts.


Other leasing companies competing with us include equipment manufacturers with finance subsidiaries, and independent leasing companies. Finance subsidiaries of equipment manufacturers frequently charge reduced interest rates on equipment leases to stimulate sales of equipment produced by their parent companies. We compete with our competitors by focusing on agricultural equipment financing, service to our customers, and tailoring our portfolio of products to address the specific needs of farmers and other rural businesses which serve the agricultural marketplace.
                             SELECTED FINANCIAL DATA


The following "Selected Financial Data" of Telmark and consolidated subsidiaries have been derived from consolidated financial statements audited by PricewaterhouseCoopers LLP, whose report for the years ended June 30, 2000, 1999 and 1998 is included in the Annual Report on Form 10-K, and should be read in conjunction with the full consolidated financial statements of Telmark and Notes thereto.

                                                         (Thousands of Dollars Except Ratio Amounts)
                                            -----------------------------------------------------------------------
                                                                       Years Ended June 30,
                                            -----------------------------------------------------------------------
                                                  2000          1999          1998          1997          1996
                                              ------------  ------------  ------------  ------------   -----------
Total revenues...............                 $     76,785  $     70,006  $     65,476  $     56,943   $    48,627
Income before income taxes                    $     20,059  $     18,158  $     15,412  $     13,003   $    11,502
Provision for income taxes ..                 $      8,352  $      7,756  $      6,654  $      5,112   $     4,745
Net income ..................                 $     11,707  $     10,402  $      8,758  $      7,891   $     6,757
Leases and notes, net........                 $    626,538  $    551,071  $    495,626  $    445,770   $   374,561
Total Assets.................                 $    652,483  $    575,987  $    518,316  $    470,606   $   398,198
Senior Debt..................                 $    479,932  $    396,101  $    371,677  $    340,158   $   273,000
Debentures (1)...............                 $     37,398  $     37,633  $     34,006  $     31,044   $    24,258
Member's Equity..............                 $    112,273  $    105,566  $     95,164  $     86,406   $    78,514
Ratio of earnings to fixed charges (2)                 1.6           1.6           1.6           1.5           1.6
Ratio of Debt to member's equity (3)                   4.6           4.1           4.3           4.3           3.8


(1) For purposes of this ratio, earnings represents operating income before income taxes, interest charges, and rental expense. Fixed charges include interest on all senior and subordinated debt.
(2) Under Senior Debt agreements, subordinated debt payable to Agway Holdings, Inc. is included in the definition of equity for purposes of this ratio. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                  RESULTS OF OPERATIONS (Thousands of Dollars)


2000 COMPARED TO 1999.

NET INCOME
Our net income increased by $1,300 (13%) from $10,400 in 1999 to $11,700 in 2000.

                                                                                                 Percentage
                                            FY 2000           FY 1999           Increase         Change
                                            -------           -------           --------         ----------
         Net income                         $11,700           $10,400           $1,300           13%

The increase was principally due to increased revenue from a larger outstanding portfolio of leases during 2000 as compared to 1999.

TOTAL REVENUES
Total revenues of $76,800 in 2000 increased $6,800 (10%) as compared to $70,000 in 1999.

                                                                                                 Percentage
                                            FY 2000           FY 1999           Increase         Change
                                            -------           -------           --------         ----------
         Total revenues                     $76,800           $70,000           $6,800           10%

The increase is attributable in part to a $75,500 (14%) increase in net leases and notes outstanding at June 30, 2000 compared to 1999. Total revenue, as a percentage of average net leases and notes outstanding, decreased slightly from 13.1% in 1999 to 12.6% in 2000.

INCREASE IN LEASE PORTFOLIO
Increases in the lease portfolio resulting from new booked volume of $282,100 in 2000 and $252,100 in 1999 exceeding lease reductions from leases repaid and net bad debt expense of $206,600 and $196,700 in 2000 and 1999, respectively.

Increase In Lease Portfolio                 FY 2000           FY 1999
                                            --------          --------
         New booked volume                  $282,100          $252,100

         Leases repaid                      (198,700)         (188,700)

         Provision for credit losses        (  7,900)         (  8,000)
                                            ---------         ---------

         Portfolio increase                 $ 75,500          $ 55,400
                                            =========         =========

The increase in new booked volume in excess of leases repaid and bad debt provisions had the effect of increasing total revenues.

INTEREST EXPENSE
While the weighted average interest rate paid on debt remained constant at 6.9%, total interest expense increased due to increased borrowings required to finance the growth of the lease portfolio noted above.

                                                                                                 Percentage
                                            FY 2000           FY 1999           Increase         Change
                                            -------           -------           --------         ----------
         Interest expense                   $31,500           $27,600           $3,900           14%

Total debt outstanding at June 30, 2000 increased by $83,600 to $517,300 as compared to total debt at June 30, 1999.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
            RESULTS OF OPERATIONS (THOUSANDS OF DOLLARS) (CONTINUED)

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES
Selling, general, and administrative expenses of $17,300 in 2000 increased by $1,100 (7%) compared to $16,200 in 1999.

                                                                                                 Percentage
                                            FY 2000           FY 1999           Increase         Change
                                            -------           -------           --------         ----------
         Selling, general,
         and administrative
         expenses                           $17,300           $16,200           $1,100           7%

The increase was primarily the result of additional personnel and incentive costs relating to the additional new business booked.

Provision for Credit Losses
The provision for credit losses of $7,900 in 2000 represents a decrease of $100 (1%) compared to $8,000 in 1999.

                                                                                Increase         Percentage
                                            FY 2000           FY 1999           (Decrease)       Change
                                            -------           -------           --------         ----------
         Provision for Credit Losses        $7,900            $8,000            (100)            1%

This decrease is based on our analysis of reserves required to provide for uncollectible receivables. Telmark's allowance for credit losses is based on a periodic review of the collection history of past leases, current credit practices, an analysis of delinquent accounts, and current economic conditions. At June 30, 2000 the allowance for credit losses was $32,500 compared to $30,000 at June 30, 1999. During 2000 and 1999, the general economy remained strong and the total value of non-earning accounts increased from $4,900 in 1999 to $6,000 in 2000 and as a percentage of the lease portfolio remained unchanged at 0.9% for both 1999 and 2000. Reserves are established at a level management believes is sufficient to cover estimated losses in the portfolio.

1999 COMPARED TO 1998.

NET INCOME
Our Net Income increased by 1,600 (18%) from $8,800 in 1998 to $10,400 in 1999.

                                                                                                 Percentage
                                            FY 1999           FY 1998           Increase         Change
                                            -------           -------           --------         ----------
         Net income                         $10,400           $8,800            $1,600           18%

The increase was principally due to increased revenue from a larger outstanding portfolio of leases and notes receivable during 1999 as compared to 1998.

TOTAL REVENUES
Total Revenues of $70,000 in 1999 increased $4,500 (7%) as compared to $65,500 in 1998.

                                                                                                 Percentage
                                            FY 1999           FY 1998           Increase         Change
                                            -------           -------           --------         ----------
         Total revenues                     $70,000           $65,500           $4,500           7%

The increase is attributable in part to a $55,400 (11%) increase in net leases and notes in 1999 as compared to 1998. Total revenue as a percentage of average net leases and notes decreased from 13.5% in 1998 to 13.1% in 1999.

                                       14

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
            RESULTS OF OPERATIONS (THOUSANDS OF DOLLARS) (CONTINUED)


INCREASE IN LEASE PORTFOLIO
Increases in the lease portfolio resulting from new booked lease volume of $252,100 in 1999 and $227,300 in 1998 exceeded lease reductions from leases repaid and provision for credit losses of $196,700 and $177,400 in 1999 and 1998, respectively.
                                            FY 1999           FY 1998
                                            --------          --------
         New booked lease volume            $252,100          $227,300

         Leases repaid                      (188,700)         (169,800)
         Provision for credit losses        (  8,000)         (  7,600)
                                            --------          --------

         Portfolio increase                 $ 55,400          $ 49,900
                                            --------          --------

The increase in new booked lease volume in excess of leases repaid and provision for credit losses had the effect of increasing the size of the lease portfolio, thereby increasing total revenues. The increased volume of new leases resulted from development of Telmark's existing markets and the addition of new employees.


INTEREST EXPENSE

Interest expense increased from $26,900 in 1998 to $27,600 in 1999. While the weighted average interest rate paid on debt decreased from 7.2% to 6.9%, total interest expense increased due to increased borrowings required to finance the growth of the lease portfolio noted above.

                                                                                                 Percentage
                                            FY 1999           FY 1998           Increase         Change
                                            -------           -------           --------         ----------
         Interest expense                   $27,600           $26,900           $700             3%


Total debt outstanding at June 30, 1999 increased by $28,100 to $433,700 as compared to total debt outstanding at June 30, 1998.


SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES
Selling, general, and administrative expenses of $16,200 in 1999 increased by $600 (4%) compared to $15,600 in 1998.

                                                                                                 Percentage
         Selling, general,                  FY 1999           FY 1998           Increase         Change
         and administrative                 -------           -------           --------         ----------
         expenses                           $16,200           $15,600           $600             4%


The increase in total selling, general, and administrative expenses was primarily the result of additional personnel and incentives paid to certain employees relating to additional new business. Expenses which are determined to be related to origination of new lease business are deferred and recorded over the term of the leases.

PROVISION FOR CREDIT LOSSES
The provision for credit losses of $8,000 in 1999 represents an increase of $400 (5%) compared to $7,600 in 1998.

                                                                                                 Percentage
                                            FY 1999           FY 1998           Increase         Change
                                            -------           -------           --------         ----------
         Provision for Credit Losses        $8,000            $7,600            $400             5%


This increase is based on our analysis of reserves required to provide for uncollectible receivables. Telmark's allowance for credit losses is based on a periodic review of the collection history of past leases, current credit practices, an analysis of delinquent accounts, and current economic conditions. At June 30, 1999, the allowance for credit losses was $30,000 compared to $27,100 at June 30, 1998. During 1998 and 1999, the general economy remained strong, however, the total value of non-earning accounts increased from $3,000 in 1998 to $4,900 in 1999 and as a percentage of lease portfolio was 0.6% of leases in 1998 to 0.9% of leases in 1999. Reserves are established at a level management believes is sufficient to cover estimated losses in the portfolio.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                  OPERATIONS (THOUSANDS OF DOLLARS) (CONTINUED)

LIQUIDITY AND CAPITAL RESOURCES

The ongoing availability of adequate financing to maintain the size of our portfolio and to permit lease portfolio growth is key to our continuing profitability and stability. We have principally financed our operations, including the growth of our lease portfolio, through borrowings under our lines of credit, private placements of debt with institutional investors and other term debt, lease backed notes, principal collections on leases and cash provided from operations. Total assets have grown at an average annual rate of 16% over the past fifteen years. The liability to equity ratio increased from 4.5 in 1999 to 4.8 in 2000.

                                                              FY 2000           FY 1999          FY 1998
                                                              --------          --------         --------
         Cash In Flows
         Cash flows from operations                           $24,400           $22,800          $21,200
         Cash flows from financing                             64,600            43,700           37,100
                                                              --------          --------         --------
                  Total cash in flows                          89,000            66,500           58,300
         Cash Out Flows
         Cash flows from investing                            (83,400)          (63,800)         (58,000)
         Cash flows to restricted cash                         (5,600)           (2,700)            (300)
                                                              --------          --------         --------
                  Total cash out flows                        (89,000)          (66,500)         (58,300)

Virtually all of the cash flows from both operations and financing activities were invested in restricted cash and growth of the lease portfolio. Telmark has been successful in arranging its past financing needs and believes that its current financing arrangements are adequate to meet its foreseeable operating requirements. There can be no assurance, however, that Telmark will be able to obtain future financing in amounts or on terms that are acceptable. Our inability to obtain adequate financing would have a material adverse effect on our operations. Management conducts ongoing discussions and negotiations with existing and potential lenders for future financing needs. See Note 5 to the Consolidated Financial Statements "Borrowing under Lines of Credit and Term Debt."


OTHER MATTERS
Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995

We are including the following cautionary statement in this Form 10-K to make applicable and take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 for any forward-looking statement made by, or on behalf of, Telmark. Where any such forward-looking statement includes a statement of the assumptions or basis underlying such forward-looking statement, Telmark cautions that, while it believes such assumptions or basis to be reasonable and makes them in good faith, assumed facts or basis almost always vary from actual results, and the differences between assumed facts or basis and actual results can be material, depending upon the circumstances. Certain factors that could cause actual results to differ materially from those projected have been discussed herein and include the factors set forth below. Other factors that could cause actual results to differ materially include uncertainties of economic, competitive and market decisions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Telmark. Where, in any forward-looking statement, Telmark, or its management, expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement of expectation or belief will result or be achieved or accomplished. The words "believe," "expect" and "anticipate" and similar expressions identify forward-looking statements.


YEAR 2000 READINESS

We had no material issues relating to the millennium date change on January 1, 2000, the leap year on February 29, 2000, or the month end, the quarter-end, or the year end processing. As previously disclosed, we initiated our year 2000 efforts in January 1996 and completed extensive work to assure that our operations were not impacted by the century date change as of January 1, 2000. Our efforts focused on information system modification or replacement, as well as a review of all other areas of our business operations that might be impacted by this event. Business contingency and continuity plans were developed, and a command center was established to monitor and react to critical business interruptions, if any, either prior or subsequent to the millennium date change.

Our cost for conversion and testing of existing applications and the replacement of hardware was approximately $800.

The year 2000 statements set forth above are designed as "Year 2000 Readiness Disclosures" pursuant to the Year 2000 Information and Readiness Disclosure Act (P.L. 105-271).

           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
                             (THOUSANDS OF DOLLARS)

The following table provides information about Telmark's debt securities and loans that are sensitive to changes in interest rates. The table presents principal cash flows (in 000's) and related weighted average interest rates by contractual maturity dates.

FIXED INTEREST RATE
                                                                                                    Fair Value
Liabilities                          2001    2002     2003     2004     2005  Thereafter   Total     6/30/00
                                     ----    ----     ----     ----     ----  ----------   -----    ----------
Short Term Bank
     Lines of Credit               75,676     -        -        -        -        -         75,676     75,676
Weighted Average
      Interest Rate                 7.36%     -        -        -        -        -            -          -

Long-Term Debt,
 including current portion        132,773 104,257   85,010   69,842    8,648    3,726      404,256    411,071
Weighted Average
      Interest Rate                 6.90%   6.98%    7.11%    6.87%    7.69%    7.75%                     -

Subordinated Debentures,
 including current portion          5,497   7,321   11,071    6,096      -      7,413       37,398     35,950
Weighted Average
       Interest Rate                6.40%   6.94%    8.43%    8.25%      -      8.75%                     -

Telmark does not use derivatives or other financial instruments to hedge interest rate risk in its portfolio. Telmark endeavors to limit the effects of changes in interest rates by matching as closely as possible, on an ongoing basis, the maturity and repricing characteristics of funds borrowed to finance its leasing activities with the maturity and repricing characteristics of its lease portfolio. However, a rise in interest rates would increase the cost of that portion of the debt which is not precisely matched to the characteristics of the portfolio. Telmark has a formal risk management policy which limits the short-term exposure to an amount which is immaterial to the results of operations or cash flows. The subordinated debentures' interest rate is at the greater of the quoted rate or a rate based upon an average discount rate for U.S. Government Treasury Bills (T-Bill), with maturities of 26 weeks. Based on the T-Bill rate of 5.96% as of June 30, 2000, as compared to the stated rates of the debentures, which range from 6.0% to 8.75% at June 30, 2000, we believe a reasonably possible near-term change in interest rates and the conversion of debt to a variable rate would not cause material near-term losses in future earnings or cash flows. Finally, for the portion of debt which is not precisely matched as of June 30, 2000, we do not believe that reasonably possible near-term changes in interest rates will result in a material effect on future earnings, fair values, or cash flows of Telmark.

                                LEGAL PROCEEDINGS

We are not a party to any litigation or legal proceedings pending, or to the best of our knowledge threatened, which, in the opinion of management, individually or in the aggregate, would have a material adverse affect on our results of operations, financial condition, or liquidity.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

There were no changes in or disagreements with accountants on accounting and financial disclosures.


ADDITIONAL INFORMATION

Telmark will provide a copy of the annual report on Form 10-K, without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person to: Patricia Edwards, Assistant Secretary, P.O. Box 5060, Syracuse, New York 13220-5060, Telephone: 315-449-6311.

                          INDEX TO FINANCIAL STATEMENTS


                                                                                                              PAGES
                                                                                                              -----
TELMARK LLC AND CONSOLIDATED SUBSIDIARIES:
         Report of Independent Accountants.......................................................................19

         Consolidated Balance Sheets, June 30, 2000 and 1999.....................................................20

         Consolidated Statements of Income and Member's Equity,
                  for the years ended June 30, 2000, 1999 and 1998...............................................21

         Consolidated Statements of Cash Flows for the fiscal years ended June 30, 2000, 1999 and 1998...........22

         Notes to Consolidated Financial Statements..............................................................23

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
  Telmark LLC:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and member's equity and cash flows present fairly, in all material respects, the financial position of TELMARK LLC (a wholly-owned subsidiary of Agway Holdings, Inc.) and its subsidiaries at June 30, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of Telmark's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.






PricewaterhouseCoopers LLP

Syracuse, New York
August 18, 2000

                    TELMARK LLC AND CONSOLIDATED SUBSIDIARIES

                                 BALANCE SHEETS
                             JUNE 30, 2000 AND 1999
                             (THOUSANDS OF DOLLARS)


                                     ASSETS

                                                                    2000          1999
                                                                  --------      --------
Restricted cash........................................           $ 10,103      $  4,480
Leases and notes receivable, net.......................            626,538       551,071
Investments............................................             13,606        12,780
Equipment, net.........................................                483           868
Deferred income taxes..................................                  0         5,443
Other assets...........................................              1,753         1,345
                                                                  --------      --------

Total Assets...........................................           $652,483      $575,987
                                                                  ========      ========



                         LIABILITIES AND MEMBER'S EQUITY

                                                                    2000          1999
                                                                  --------      --------
Borrowings under lines of credit and term debt.........           $479,932      $396,101
Subordinated debentures................................             37,398        37,633
Accounts payable.......................................              9,666         6,692
Payable to Agway Inc...................................              5,114        22,337
Deferred income taxes..................................                 39             0
Accrued expenses, including interest of
      $4,020 - 2000 and $3,258 - 1999 .................              8,061         7,658
                                                                  --------      --------

Total Liabilities......................................            540,210       470,421

Commitments & Contingencies

Member's Equity........................................            112,273       105,566
                                                                  --------      --------

     Total Liabilities and Member's Equity.............           $652,483      $575,987
                                                                  ========      ========

The accompanying notes are an integral part of the consolidated financial statements.

                    TELMARK LLC AND CONSOLIDATED SUBSIDIARIES
                    STATEMENTS OF INCOME AND MEMBER'S EQUITY
                FISCAL YEARS ENDED JUNE 30, 2000, 1999, AND 1998
                             (THOUSANDS OF DOLLARS)


                                            2000      1999         1998
                                         --------   --------     --------
Revenues:
     Interest and finance charges........$ 75,131   $ 68,337     $ 63,872
     Service fees and other income.......   1,654      1,669        1,604
                                         --------   --------     --------

         Total revenues..................  76,785     70,006       65,476
                                         --------   --------     --------


Expenses:
     Interest expense....................  31,536     27,626       26,871
     Provision for credit losses.........   7,899      8,024        7,587
     Selling, general and administrative.  17,291     16,198       15,606
                                         --------   --------     --------

         Total expenses..................  56,726     51,848       50,064
                                         --------   --------     --------

         Income before income taxes......  20,059     18,158       15,412

Provision for income taxes...............   8,352      7,756        6,654
                                         --------   --------     --------
         Net income......................  11,707     10,402        8,758

Member's equity, beginning of year....... 105,566     95,164       86,406

Distribution of member's equity..........  (5,000)         0            0
                                         --------   --------     --------
Member's equity, end of year.............$112,273   $105,566     $ 95,164
                                         ========   ========     ========


The accompanying notes are an integral part of the consolidated financial statements.

                    TELMARK LLC AND CONSOLIDATED SUBSIDIARIES

                            STATEMENTS OF CASH FLOWS
                FISCAL YEARS ENDED JUNE 30, 2000, 1999, AND 1998
                             (THOUSANDS OF DOLLARS)

                           Increase (Decrease) in Cash

                                                   2000      1999         1998
                                                 --------   --------     --------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income   .............................  $ 11,707   $  10,402    $  8,758
     Adjustments to reconcile net income to
       net cash from operating activities:
         Depreciation and amortization.........       386         510         607
         Deferred taxes........................     5,481       1,587       3,614
         Provision for credit losses...........     7,899       8,024       7,587
         Patronage refund received in stock....      (826)       (930)     (1,043)
         Changes in assets and liabilities:
              Other assets.....................      (408)       (239)       (169)
              Payables.........................     2,974       1,584         709
              Income taxes payable.............    (3,190)      2,153       1,330
              Accrued expenses.................       403        (260)       (231)
         Net cash flow provided by
              operating activities.............    24,426      22,831      21,162

Cash flows from investing activities:
     Leases originated.........................  (282,064)   (252,107)   (227,270)
     Leases repaid.............................   198,698     188,637     169,827
     Purchases of equipment, net...............         0        (378)       (552)
         Net cash flow used
              in investing activities..........   (83,366)    (63,848)    (57,995)

Cash flows from financing activities:
     Net change in borrowings under
         short term line of credit.............    40,176      15,000      16,000
     Net change under revolving line of credit.     8,200      (8,700)    (25,900)
     Proceeds from notes payable...............         0           0     100,000
     Repayment of notes payable................   (24,000)    (23,000)    (50,723)
     Proceeds from lease backed notes..........    68,100      48,384           0
     Repayment of lease backed notes...........    (8,645)     (7,243)     (7,785)
     Repayment of capital lease................         0         (17)        (73)
     Net change payable to Agway Inc...........   (14,033)     15,742       2,663
     Repayment of debentures...................   (18,380)          0     (11,208)
     Proceeds from sale of debentures..........    18,145       3,627      14,170
     Distribution of member's equity...........    (5,000)                                0                   0
         Net cash flow provided by
                financing activities...........    64,563      43,793      37,144

     Net change in cash........................     5,623       2,776         311
     Cash at beginning of year.................     4,480       1,704       1,393
     Cash at end of year.......................  $ 10,103   $   4,480    $  1,704

     Cash paid during period for:
         Interest .............................  $ 30,774   $  28,629    $ 27,395
         Income Taxes..........................  $  6,202   $   3,556    $  2,972

The accompanying notes are an integral part of the consolidated financial statements.

                    TELMARK LLC AND CONSOLIDATED SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS
                             (THOUSANDS OF DOLLARS)


1. SIGNIFICANT ACCOUNTING POLICIES

Operations

     Telmark LLC ("Telmark" or the "Company") was organized in 1964 as Telmark Inc. under the Business Corporation Law of the State of New York. Effective July 1, 1998, Telmark Inc. was merged into Telmark LLC, a Delaware limited liability company. Telmark is in the business of leasing agricultural related equipment, vehicles, and buildings. Telmark's customers are farmers and other rural businesses as well as manufacturers and independent dealers that serve the agricultural marketplace. Telmark is indirectly owned and controlled by Agway Inc. and subsidiaries ("Agway"), one of the largest agricultural supply and services cooperatives in the United States. Telmark is a wholly-owned subsidiary of Agway Holdings, Inc. ("Holdings"), a subsidiary of Agway. Telmark operates throughout the continental United States and Canada.

Basis of Consolidation
     The consolidated financial statements include the accounts of all wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Cash and Equivalents
     Telmark considers all investments with a maturity of three months or less when purchased to be cash equivalents. Certain cash accounts amounting to $10,103 and $4,480 at June 30, 2000, and 1999, respectively, collateralize lease-backed notes payable. See Note 5. This cash is held in segregated cash accounts pending distribution and is restricted in its use.

Lease Accounting
     Completed lease contracts, which qualify as direct finance leases as defined by Statement of Financial Accounting Standards ("SFAS") No. 13 "Accounting for Leases," are accounted for by recording on the balance sheet the total future minimum lease payments receivable, plus the estimated unguaranteed residual value of leased equipment, less the unearned interest and finance charges. Unearned interest and finance charges represent the excess of the total future minimum lease payments plus the estimated unguaranteed residual value expected to be realized at the end of the lease term over the cost of the related equipment. Interest and finance charge income is recognized as revenue, by using the interest method over the term of the lease, which for most commercial and agricultural leases is 60 months or less with a maximum of 180 months for buildings. Income recognition is suspended on all leases and notes which become past due greater than 120 days. As of June 30, 2000, and 1999, the recognition of interest income was suspended on leases and notes totaling $6,048 and $4,890, respectively.

     Initial direct costs incurred in consummating a lease are not expensed when the lease is originated. The expense is capitalized and amortized over the life of the lease. This deferral of expenses has the effect of reducing the expense recorded in the period the lease is booked, and increasing the expense recognized over the remaining life of the lease. Initial direct costs deferred and amortization expense recognized were as follows for the years ended June 30:

                                                          2000            1999       1998
                                                          -----           -----      -----
           Expenses not recognized this year
           are deferred to later years                    7,524           6,745      5,256

           Expenses from prior years amortized
           this year                                      5,643           4,969      4,553


     Provisions for credit losses are charged to income in amounts sufficient to maintain the allowance at a level considered adequate to cover losses in the existing portfolio. The net investment in a lease is charged against the allowance for credit losses when determined to be uncollectible, generally within one year of becoming past due.

                    TELMARK LLC AND CONSOLIDATED SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                             (THOUSANDS OF DOLLARS)


1. SIGNIFICANT ACCOUNTING POLICIES (CONT )

Investments
     Investments comprise capital stock of a cooperative bank acquired from the bank at par or stated value. This stock is not traded and is historically redeemed on a periodic basis by the bank at cost. By its nature, this stock is held for redemption and is reported at cost. Patronage refunds on this stock are recorded as a reduction of interest expense and totalled $1,180, $1,329, and $1,489 for the years ended June 30, 2000, 1999, and 1998, respectively.

Equipment
     Depreciation  is  calculated  using  the  straight-line   method  over  the
estimated useful lives of the equipment.

Advertising Costs
     Advertising costs are expensed as incurred. Advertising expense for the years ended June 30, 2000, 1999, and 1998, was $1,034, $1,008, and $877,
respectively.

Income Taxes
     Telmark provides for income taxes in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under the liability method specified by SFAS No. 109, deferred tax assets and liabilities are based on the difference between the financial statement and tax basis of assets and liabilities as measured by the tax rates which are anticipated to be in effect when these differences reverse. The deferred tax provision represents the net change in the assets and liabilities for deferred tax.

     Telmark is included in a consolidated federal tax return filed by Agway. Through June 30, 1998, Telmark filed separate state tax returns. Effective July 1, 1998, for income tax filing purposes, Telmark is included as a business division of Holdings. Under Telmark's tax sharing agreement, the provision for income taxes and related credits and carry forwards are calculated on a separate company basis and billed to Telmark as appropriate on an interim basis.


Use of Estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                    TELMARK LLC AND CONSOLIDATED SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                             (THOUSANDS OF DOLLARS)

2. LEASES, NOTES AND ALLOWANCE FOR CREDIT LOSSES

      Leases and notes as of June 30 were as follows:

                                                    2000          1999
                                                 ----------    ----------

      Leases:
         Commercial and agricultural             $ 861,863     $ 740,011
         Leasing to Agway Inc. and subsidiaries      4,000           220
                                                 ----------    ----------
                                                   865,863       740,231
      Retail installment loans                      20,388        28,349
                                                 ----------    ----------
            Total leases and notes               $ 886,251     $ 768,580
                                                 ==========    ==========

      Net investment in leases and notes at June 30 are summarized as follows:

                                                    2000          1999
                                                 ----------    ----------
      Leases and notes                           $ 886,251     $ 768,580
      Unearned interest and finance charges       (240,745)     (199,122)
      Net deferred origination costs                13,568        11,591
                                                 ----------    ----------
         Net investment                            659,074       581,049
      Allowance for credit losses                  (32,536)      (29,978)
                                                 ----------    ----------
         Leases and notes, net                   $ 626,538     $ 551,071
                                                 ==========    ==========

Included within the above leases and notes are unguaranteed estimated residual values of leased property approximating $92,700 and $82,100 at June 30, 2000, and 1999, respectively.

     Contractual maturities of leases and notes were as follows at June 30, 2000:

                                 Leases
                        --------------------------
                         Commercial     To Agway        Retail
                              and        Inc. and     Installment
                        Agricultural  Subsidiaries      Loans         Total
                        ------------  ------------    -----------   ---------
      2001              $ 229,809          $  555     $ 8,124       $238,488
      2002                183,283             526       5,260        189,069
      2003                138,468             507       2,577        141,552
      2004                 97,675             479       1,568         99,722
      2005                 61,989             479         732         63,200
      Thereafter          150,639           1,454       2,127        154,220
                       ------------  ------------     --------      ---------
           Totals       $ 861,863          $4,000     $20,388       $886,251
                       ============  ============     ========      =========

     Changes in the allowance for credit losses for the years ended June 30 were as follows:

                                                            2000        1999         1998
                                                          ---------   ---------   ---------
      Balance, beginning of year                          $ 29,978    $ 27,071    $ 24,014
      Provision for credit losses charged to operations      7,899       8,024       7,587
      Charge-offs                                           (9,179)     (6,820)     (6,513)
      Recoveries                                             3,838       1,703       1,983
                                                          ---------   ---------   ---------
         Balance, end of year                             $ 32,536     $29,978    $ 27,071
                                                          =========   =========   =========

                    TELMARK LLC AND CONSOLIDATED SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                             (THOUSANDS OF DOLLARS)
3. EQUIPMENT

      Equipment, at cost, consisted of the following at June 30:

                                                       2000        1999
                                                     --------   ----------
      Office and other equipment.................    $ 2,571    $  2,571
      Less accumulated depreciation..............     (2,088)     (1,703)
                                                     --------   ----------
                                                     $   483    $    868
                                                     ========   ==========

4. INCOME TAXES

      The provision for income taxes consists of the following:

                                                       2000        1999         1998
                                                   ----------   ----------   ----------

           Currently payable:
                Federal..................          $ 2,427      $4,451       $ 2,321
                State....................              444       1,718           719
           Deferred......................            5,481       1,587         3,614
                                                   ----------   ----------   ----------
                                                   $ 8,352      $ 7,756      $ 6,654
                                                   ==========   ==========   ==========

Telmark's effective income tax rate on pre-tax income differs from the federal statutory tax rate as follows:

                                                       2000        1999         1998
                                                   ----------   ----------   ----------

      Statutory federal income tax rate ........   34.0%        34.0%        34.0%

      Tax effects of:
          State taxes, net of federal benefit       6.4          8.0          8.7
          Other items...........................    1.2           .7            .5
                                                   ----------   ----------   ----------

      Effective income tax rate                    41.6%        42.7%        43.2%
                                                   ==========   ==========   ==========

The components of the net deferred tax asset as of June 30 were as follows:

                                            2000              1999
                                            ---------         --------
      Deferred tax assets:
           Allowance for credit losses....  $ 12,839          $ 11,849
           Alternative minimum tax
            credit carryforward.........       5,870             3,574
           Other..........................       917               960
                                            ---------         --------
           Total deferred tax assets          19,626            16,383
                                            ---------         --------

      Deferred tax liabilities:
           Difference between book and
            tax treatment of leases....       19,470            10,745
           Other..........................       195               195
                                            ---------         --------
            Total deferred tax liabilities    19,665            10,940
                                            ---------         --------
            Net deferred tax asset
             (liability)..............      $    (39)         $  5,443
                                            =========         ========

Based on Telmark' history of taxable earnings and its expectations for the future, management has determined that operating income will more likely than not be sufficient to recognize its deferred tax assets. At June 30, 2000, Telmark's federal alternative minimum tax credit can be carried forward indefinitely.

                    TELMARK LLC AND CONSOLIDATED SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                             (THOUSANDS OF DOLLARS)


5. BORROWINGS UNDER LINES OF CREDIT AND TERM DEBT
As of June 30, 2000, Telmark has credit facilities available from banks which allow it to borrow up to an aggregate of $336,700. Uncommitted short-term line of credit agreements permit borrowing up to $86,700 on an uncollateralized basis with interest paid upon maturity. The lines bear interest at money market variable rates. A committed $250,000 partially collateralized revolving term loan facility permits us to draw short-term funds bearing interest at money market rates or draw long-term debt at rates appropriate for the term of the note drawn. The total amount outstanding as of June 30, 2000, under the short-term lines of credit and the revolving term loan facility was $75,200 and $164,500, respectively. The revolving term loan facility of $164,500 is partially collateralized by our investment in a cooperative bank having a book value of $13,600 at June 30, 2000.

Telmark has issued lease-backed notes, through three wholly owned special purpose funding subsidiaries as follows:

TELMARK LEASE FUNDING         YEAR ISSUED      ISSUED CLASS A    ISSUED CLASS B      RATE CLASS A    RATE CLASS B
         I                         1997            $24,000         $  2,000              6.58%           7.01%
         II                        1999             44,800            3,600              6.54%           7.61%
         III                       2000             63,000            5,100              7.69%           9.05%

The notes are collateralized by leases having an aggregate present value of contractual lease payments equal to the principal balance of the notes, and the notes are further collateralized by the residual values of these leases and by segregated cash accounts.

Telmark borrows under its short-term line of credit agreements and its revolving term agreement from time to time to fund its operations. Short-term debt serves as interim financing between the issuances of long-term debt. Telmark renews its lines of credit annually. The $86,700 lines of credit all have terms expiring during the next 12 months. The $250,000 revolving term loan facility is available through August 1, 2001.

At June 30, 2000, we had balances outstanding on uncollateralized senior note private placements totaling $122,000. Interest is payable semiannually on each senior note. Principal payments are both semiannual and annual. The note agreements are similar to each other and each contain financial covenants, the most restrictive of which prohibit:

     (i) tangible net worth, defined as consolidated tangible assets less total liabilities (excluding notes payable to Holdings), from being less than an amount equal to or greater than the sum of $85,000, plus 50% of all net income (if a positive number) for all fiscal years ended after January 1, 2000. As of June 30, 2000 required minimum net worth is $90,900;
     (ii) the ratio of total liabilities less subordinated notes payable to Holdings to member's equity plus subordinated notes payable to Holdings from exceeding 5:1; (iii)the ratio of earnings available for fixed charges from being less than 1.25:1, and
     (iv) equity distributions and restricted investments (as defined) made after July 1, 1999 to exceed 50% of consolidated net income for the period beginning on July 1, 1999 through the date of determination, inclusive. As of June 30, 2000, $900 of member's equity is free of this restriction.

For the year ended June 30, 2000, Telmark has complied with all covenants contained in its borrowing agreements.

At June 30, borrowings under lines of credit, term debt
      and subordinated debentures consisted of the following:              2000                1999
                                                                   --------------       ---------------
Notes payable to banks due in varying amount and dates through
   April 12, 2004 with interest ranging from 5.56% to 8.5%........ $      239,676       $      191,300
Unsecured notes payable to insurance companies due in varying amount and dates through May 29, 2004, with interest
   ranging from 6.47% to 7.64%....................................        122,000              146,000
Lease-backed notes payable to insurance companies in varying amounts and dates through December 15, 2008 with interest
   rates ranging from 6.54% to 9.05%..............................        118,256               58,801
                                                                   --------------       ---------------
     Total borrowings under lines of credit and Term Debt.........        479,932              396,101
Subordinated debentures due in varying amount and dates through
   March 31, 2008, with interest ranging from 6.00% to 8.75%......         37,398               37,633
                                                                   --------------       ---------------
     Total Debt................................................... $      517,330       $      433,734
                                                                   ==============       ===============


                    TELMARK LLC AND CONSOLIDATED SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                             (THOUSANDS OF DOLLARS)

5. BORROWINGS UNDER LINES OF CREDIT AND TERM DEBT (CONT.)

The subordinated debentures represent the outstanding balance of registered debentures offered to and held by the general public. Interest is paid on the debentures on January 1, April 1, July 1, and October 1 of each year. The interest rate paid on debentures is the greater of the stated rate or a rate based upon an average discount rate for U.S. Government Treasury Bills with a maturity of 26 weeks. The debentures are uncollateralized and are subordinate to all senior debt of Telmark.

The carrying amounts and estimated fair values of our significant financial instruments held for purposes other than trading at June 30, were as follows:

                                                         2000                      1999
                                            --------------------------    -------------------------
                                                Carrying       Fair        Carrying         Fair
                                                 Amount       Value         Amount          Value
                                            ------------     ---------    -------------------------
Lines of Credit and Term Debt               $479,932         $486,747     $396,101         $404,386
Subordinated Debentures                       37,398           35,950       37,633           37,887


The aggregate amounts of notes payable, and subordinated debentures maturing after June 30, 2000, are as follows:

                                                  Notes Payable
                                        ---------------------------------           Subordinated
     Year Ending June 30,                     Bank        Ins. Companies            Debentures            Total
                                        ---------------  ----------------           -------------      -------------
     2001                               $     148,676    $         59,773           $       5,497      $   213,946
     2002                                      25,000              79,257                   7,321          111,578
     2003                                      36,000              49,010                  11,071           96,081
     2004                                      30,000              39,842                   6,096           75,938
     2005                                           0               8,648                       0            8,648
     Thereafter                                     0               3,726                   7,413           11,139
                                        ---------------  ----------------           -------------      -------------
                                        $     239,676    $        240,256           $      37,398      $   517,330
                                        ===============  ================           =============      =============

6.  EMPLOYEE BENEFIT PLANS

Employees of Telmark participate in Agway's employee benefit plans, which include a defined benefit Retirement Plan, a defined contribution 401(K) plan, a medical and dental benefit plan, a postretirement medical plan, and a life and health insurance plan. Total benefit costs under these plans are allocated by Agway to Telmark primarily based on payroll costs. Benefit costs for those plans included in selling, general and administrative expense were approximately $1,500, $1,400, and $1,100 for the periods ended June 30, 2000, 1999, and 1998, respectively.

7.  RELATED PARTY TRANSACTIONS

Payable to Agway Inc.
During the quarter ended March 31, 2000 Telmark discontinued the use of the depository and disbursement accounts of Agway and initiated its own independent cash management system. The payable to Agway Inc. after this change is principally any unpaid member equity distribution and/or any net income taxes payable.

                    TELMARK LLC AND CONSOLIDATED SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                             (THOUSANDS OF DOLLARS)

7.  RELATED PARTY TRANSACTIONS (CONTINUED)

Inter-Company Transactions
Inter-company transactions related to leases with Agway, income taxes, and Agway's employee benefit plans are separately disclosed in the financial statements. Other inter-company transactions with Agway for the years ended June 30 are:

   (REVENUE) EXPENSE                      2000      1999         1998
                                       -------     -------     --------
   Interest and finance charges        $ (159)     $  (27)     $  (49)
   Administrative and general expense   1,546       1,691       1,638

Interest and finance charges are earned on equipment leases to Agway. The administrative and general expense caption described above includes certain shared expenses incurred by Agway on behalf of Telmark, including the corporate insurance program, information services, payroll, benefits, accounts payable administration, and facilities management. These expenses were allocated to Telmark based on what management believes is a reasonable methodology.

During the year ended June 30, 2000, Telmark distributed $5,000 of member's equity. During the years ended June 30, 1999 and 1998, there were no distributions of member's equity.

8.  COMMITMENTS & CONTINGENCIES

COMMITMENTS

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Outstanding commitments to extend lease financing at June 30, 2000 amounted to $4,415.


LEGAL PROCEEDINGS

Telmark is not a party to any litigation or legal proceedings pending, or to the best of its knowledge threatened, which, in the opinion of its management, individually or in the aggregate, would have a material adverse affect on its results of operations, financial position or liquidity.

9.  FINANCIAL INSTRUMENTS

Off Balance-Sheet Risk


Telmark is a party to financial instruments with off-balance sheet risk in the normal course of its business to meet the financing needs of its customers. These financial instruments consist of commitments to extend credit not recognized in the balance sheet. In the event of non-performance by the other party to the financial instrument, Telmark's credit risk is limited to the amount of Telmark's commitment to extend credit. Our exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of the instrument. Telmark uses the same credit and collateral policies in making commitments as it does for on-balance sheet instruments.

                    TELMARK LLC AND CONSOLIDATED SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                             (THOUSANDS OF DOLLARS)

9.  FINANCIAL INSTRUMENTS (CONTINUED)

Market Risk

Telmark's business is concentrated in agriculture industry in the New England, Mid-Atlantic, and Midwest states with approximately 70% of its leases directly related to production agriculture. However, the portfolio of agricultural leases is diversified into many different agriculture segments. As of June 30, 2000, the largest concentration is in crops enterprises which represents 18% of the portfolio, dairy enterprises which represents 17% of the portfolio, and wood products enterprises which represents 11% of the portfolio. At June 30, 2000, approximately 44% of our net lease investment is in the states of Michigan, New York, Ohio, and Pennsylvania. Developments in any of these areas of concentration could affect operating results adversely.


Telmark endeavors to limit the effects of changes in interest rates by matching as closely as possible, on an ongoing basis, the maturity and repricing characteristics of funds borrowed to finance its leasing activities with the maturity and repricing characteristics of its lease portfolio. However, a rise in interest rates would increase the cost of that portion of the debt which is not precisely matched to the characteristics of the portfolio and could lower the value of our outstanding leases in the secondary market.

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